UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Silver Spike Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8136L 106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8136L 106		Schedule 13G
1		NAME OF REPORTING PERSON Silver Spike Sponsor, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,250,000 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 6,250,000 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0%(1)
12		TYPE OF REPORTING PERSON PN

(1) See Item 4 below. The Reporting Person owns 6,250,000 Class B Ordinary Shares of the Issuer, which are automatically convertible into Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founders Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-232734).

Item 1(a). Name of Issuer:

Silver Spike Acquisition Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

600 Madison Ave Fl 17

New York, New York 10022

Item 2(a). Name of Person Filing:

Silver Spike Sponsor, LLC (the “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

c/o Silver Spike Acquisition Corp.

600 Madison Ave Fl 17

New York, New York 10022

Item 2(c). Citizenship:

Delaware

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G8136L 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2019, the Reporting Person may be deemed to beneficially own 6,250,000 shares of the Issuer’s Class B Ordinary Shares, representing 20.0% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founders Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-232734).

Messrs. Scott Gordon, William Healy, Gregory Gentile and Mohammed Grimeh are the four managers of the Reporting Person’s board of managers. Any action by the Reporting Person with respect to Silver Spike Acquisition Corp. or the shares owned by the Reporting Person, including voting and dispositive decisions, requires a majority vote of the managers of the board of managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the Reporting Person’s managers, none of the managers of the Reporting Person is deemed to be a beneficial owner of the Reporting Person’s securities, even those in which they hold a pecuniary interest. Accordingly, none of Messrs. Scott Gordon, William Healy, Gregory Gentile and Mohammed Grimeh is deemed to have or share beneficial ownership of the shares of the Issuer held by the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

Silver Spike Sponsor, LLC
By:	/s/ Gregory Gentile
Name:	Gregory Gentile
Title:	Manager